UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated: November 17, 2020

Commission File No. 001-34104

NAVIOS MARITIME ACQUISITION CORPORATION

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Appointment of Wilmington Trust, National Association as trustee and collateral trustee

On November 17, 2020, Navios Maritime Acquisition Corporation (“Navios Acquisition”) and Navios Acquisition Finance (US) Inc., its wholly owned subsidiary (“Navios Acquisition Finance” and, together with Navios Acquisition, the “Co-Issuers”) appointed Wilmington Trust, National Association (the “Successor Trustee”) as trustee and collateral trustee in respect of the indenture dated November 13, 2013, governing the Co-Issuers’ 8.125% First Priority Ship Mortgage Notes due 2021 (the “8.125% Notes Indenture”). The Successor Trustee replaces Wells Fargo Bank, National Association as trustee and collateral trustee in respect of the 8.125% Notes Indenture.

In connection with the appointment of the Successor Trustee, the Co-Issuers entered into an eleventh supplemental indenture in respect of the 8.125% Notes Indenture, furnished as Exhibit 10.1 to this Report and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME ACQUISITION CORPORATION

By:	/s/ Angeliki Frangou
Angeliki Frangou

Chief Executive Officer

Date: November 17, 2020

EXHIBIT INDEX

Exhibit No.	Exhibit

10.1	Eleventh Supplemental Indenture to the 8.125% Notes Indenture, dated as of November 17, 2020, among Navios Maritime Acquisition Corporation, Navios Acquisition Finance (US) Inc., each of the Guarantors thereto and Wilmington Trust, National Association.